Exhibit 99.25

Brookfield business corporation

AUDIT COMMITTEE CHARTER

A committee of the board of directors (the “Board”) of Brookfield Business Corporation (the “Corporation”), to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

Membership and Chair

Annually the Board shall appoint three or more directors (the “Members” and each a “Member”) to serve on the Committee for the upcoming year or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Corporation. Any Member may be removed, with or without cause, from office or replaced at any time by the Board. All Members will be Independent Directors (as defined below). Members must disclose any form of association they have with a current or former external or internal auditor of the Corporation and any other member of the Brookfield Group to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an independent Member. In addition, every Member will be Financially Literate (as defined below) and at least one Member will be an Audit Committee Financial Expert (as defined below). Members may not serve on more than two other public company audit committees, except with the prior approval of the Executive Chairman.

The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Board fails to appoint a Chair, the Members of the Committee shall elect a Chair by majority vote to serve at the pleasure of the majority. If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.

Responsibilities

The Committee shall:

(a)	oversee the work of the Corporation’s independent auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	review and evaluate the Auditor’s independence, experience, qualifications and performance and determine whether the Auditor should be appointed or re-appointed and nominate the Auditor for appointment or re-appointment by the Board;

(c)	have the sole authority to retain, compensate, direct, oversee and recommend to the Board to terminate the Auditor and any counsel, other auditors and other advisors hired to assist the Committee, who shall ultimately be accountable to the Committee;

(d)	when a change of Auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

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(e)	review and approve the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(f)	at least annually, obtain and review a report by the Auditor describing:

(i)	the Auditor’s internal quality-control procedures; and

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body, or inquiry or investigation by any governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;

(g)	at least annually, confirm that the Auditor has submitted a format written statement describing all of its relationships with the Corporation and any of its subsidiaries; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the applicable rules of professional conduct/code of ethics adopted by the order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the applicable securities legislation, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team;

(h)	review and evaluate the lead partner of the Auditor;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;

(j)	meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the Auditor and the Service Providers (as defined below) and between the Auditor and the Auditor’s national office;

(iii)	whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the Auditor is satisfied with the nature and scope of its examination;

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(v)	whether or not the Auditor has received the full co-operation of the Service Providers pursuant to the Master Services Agreement (as defined below);

(vi)	the Auditor’s opinion of the competence and performance of any key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation, and all accounting adjustments that were noted or proposed by the Auditor but were “passed” (as immaterial or otherwise);

(ix)	all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with the Service Providers, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;

(x)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with the Service Providers and the Service Providers’ response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the applicable securities legislation;

(k)	establish and review, as necessary, the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”) which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Corporation and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. The Committee, or Member(s) of the Committee duly delegated, will review and approve all Auditor requests to provide audit and non-audit services that are not pre-approved under the Pre-Approval Policy, or are in excess of the aggregate fee threshold for the amount of services that can be provided by the Auditor. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Corporation and its subsidiaries for the then-ended quarter;

(l)	resolve any disagreements between the Service Providers and the Auditor regarding financial reporting;

(m)	review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the Auditor;

(ii)	interim financial statements;

(iii)	annual and interim earnings press releases;

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(iv)	annual and interim management discussion and analysis of financial condition and results of operations;

(v)	any reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and

(vi)	all other audited or unaudited financial information contained in public disclosure documents, as appropriate, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(n)	discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

(p)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Service Providers during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(q)	review the effectiveness of the Corporation’s policies and practices concerning financial reporting, any proposed changes in major accounting policies and the appointment and replacement of the person(s) responsible for financial reporting and the Corporation’s internal audit function (the “Internal Auditor”);

(r)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(s)	meet privately with the Internal Auditor, which will be provided by the Service Providers, as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(t)	require the Internal Auditor to report directly to the Committee;

(u)	discuss with the Internal Auditor, and management, the appropriate authority, role, responsibilities, scope, and services of the Internal Auditor;

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(v)	review the mandate, budget, planned activities, performance, staffing and organizational structure of the Internal Auditor (which may be outsourced to a firm other than the Auditor) to confirm that it is independent of management, adequately qualified and has sufficient resources to effectively carry out its mandate. The Committee will discuss this mandate with the Internal Auditor and management, review the appointment and replacement of the Internal Auditor, review significant results of the Internal Auditor’s activities, and the results of the Internal Auditor’s quality assurance program. As part of this process, the Committee reviews and approves the governing charter of the internal audit function, the internal audit plan, budget and communication plan on an annual basis;

(w)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;

(x)	review the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks as they are brought or come to the attention of the Committee by management, or otherwise;

(y)	review periodically the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(z)	review periodically the status of taxation matters of the Corporation;

(aa)	set clear policies for hiring partners and employees and former partners and employees of the Auditor;

(bb)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation;

(cc)	review periodically the Corporation’s susceptibility to fraud and oversee the Service Providers’ processes for identifying and managing the risks of fraud;

(dd)	review periodically the Partnership’s cybersecurity program and practices; oversee the Service Providers’ processes for assessing, identifying, managing, mitigating and reporting cybersecurity risks, including assessing the likelihood, frequency and severity of cyber-attacks; and review managements cybersecurity practices and receive and evaluate reports on cybersecurity from the Chief Financial Officer and other members of senior management of the Service Providers on at least a quarterly basis or more frequently, as circumstances may require; and

(ee)	consider other matters of a financial nature as directed by the Board.

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Reporting

The Committee will regularly report to the Board on:

(a)	the Auditor’s qualifications and independence;

(b)	the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the Corporation’s Internal Auditor;

(d)	internal controls and disclosure controls;

(e)	its recommendations regarding the annual and interim financial statements of the Corporation and, if applicable, any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosures including the annual report and the annual and interim managements discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

In addition, if and when required or appropriate from time to time, the Committee may also report to another committee of the Board.

Complaints Procedure

The Brookfield Code of Business Conduct and Ethics (the “Code”) requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Corporation’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior anonymously through the Corporation’s reporting hotline which is managed by an independent third party. The Committee has primary Board oversight responsibility for the Corporation’s reporting hotline. The Code provides reporting channels for employees to report suspected wrongdoing without retaliation.

The Committee will oversee the procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation regarding the reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by the individuals engaged in the provision of services regarding such matters pursuant to the Master Services Agreement.

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Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s website and the annual report of the Corporation will state that this Charter is available on the website or is available in print to any shareholder who requests a copy.

Assessment

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter.

Access to Advisors and Management

The Committee may retain any advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with the Service Providers as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

Meetings

Meetings of the Committee may be called by any Member or by the Secretary of the Corporation. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary (who may be the Secretary of the Corporation) to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote.

Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, the Executive Chairman, the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation. Notice of meeting may be given orally or by letter, email, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

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The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the Auditors to attend any or all meetings.

In addition, the Committee shall meet at least annually with the Internal Auditor and the Auditor in separate executive sessions to provide the opportunity for full and frank discussion without members of the Service Providers present.

Definitions

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“affiliate” of any person means any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Audit Committee Financial Expert” has the meaning based on the rules and guidelines of the applicable stock exchanges and securities regulatory authorities.

“Brookfield Group” means Brookfield Corporation, Brookfield Asset Management Ltd., and any of their affiliates, other than the Corporation.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Holding Entities” means the subsidiaries through which it indirectly holds all of the Corporation’s interests in the operating entities.

“Independent Director” has the meaning based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities.

“Master Services Agreement” means the master services agreement among the Corporation, Brookfield Business Partners L.P., Brookfield Business Holdings Corporation, the Service Providers, the Holding L.P. and the Holding Entities, and others, as amended from time to time.

“operating entities” means any entities in which the Holding Entities hold interests and that directly or indirectly hold the operations and assets of the Corporation other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities.

“Service Providers” means the service providers appointed pursuant to the Master Services Agreement or any other service agreement or arrangement that is contemplated by the Master Services Agreement.

This Audit Committee Charter was reviewed and approved by the board of directors of Brookfield Business Corporation on March 27, 2026.

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